Baker & McKenzie LLP
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CONFIDENTIAL October 27, 2009 Pamela A. Long Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Omer Ozden Tel: +1 212 626 4695 omer.ozden@bakernet.com VIA OVERNIGHT MAIL AND EDGAR

RE:    Xinyuan Real Estate Co., Ltd. - Registration Statement on Form F-3,

          filed July 10, 2009 (Registration No. 333-160518) (the “F-3”)

Dear Ms. Long:

With respect to the above captioned filing and on behalf of Xinyuan Real Estate Co., Ltd. (the “Company”), we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the comment letter dated October 23, 2009 (the “Comment Letter”).

To assist in the Staff’s review of the responses, we have included the Staff’s comments in the order presented in the Comment Letter and keyed the Company’s corresponding responses accordingly.

A copy of this letter is being submitted as “correspondence” via EDGAR, and the Company is also filing on EDGAR Amendment No. 3 to the F-3 (“Amendment No. 3”). We will also send by overnight mail to your attention a copy of Amendment No. 3.

Exhibits

1.       Please note that each Form T-1 must be separately filed under the electronic form type “305B2”. You may not incorporate by reference a Form T-1 from another filed document. Refer to Interpretation 206.01 Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, which are available on our website at http://sec.gov/divisions/corpfin/guidance/tiainterp.htm.

In response to the Staff’s comment, the Company has revised the note to Exhibit 25.1 in Item 9 of Part II and in the exhibit index to clarify that Exhibit 25.1 will be filed separately.

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Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Should the Staff have any questions about the responses in this letter, kindly contact the undersigned at (212) 626-4695 or Carol Stubblefield at (212) 626-4729.

Sincerely,

/s/ Omer Ozden Omer Ozden

cc:	Thomas Gurnee Xinyuan Real Estate Co., Ltd.